UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: August 2015

Commission File Number: 001-36136

BlueNRGY Group Limited
(Exact name of registrant as specified in its charter)

32 Martin Place
11th Floor
Sydney, NSW 2000
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Changes in Board of Directors

John F. Donohue resigned from the Board of Directors (“Board”) of BlueNRGY Group Limited (the “Company”) effective July 31, 2015.  At the time of his resignation from the Board, there was no disagreement between Mr. Donohue and the Company and Mr. Donohue has agreed to serve on the Company’s Advisory Board, which requires less of a time commitment.

Currently, the Board consists of Mr. William Morro, Mr. Carlo Botto, and Mr. Yves-Regis Cotrel and each Board Committee has zero members or one member.

The Board has begun a process to fill the vacancy created by Mr. Donohue’s resignation, but there can be no assurance when a replacement director will be appointed.  The Company expects that its Board will act at its next meeting to fill the vacancies on its Audit, Executive, and Compensation Committees created by Mr. Donohue’s resignation, but such action may be deferred until a replacement director is appointed.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things, the Company’s ability to recruit a replacement director acceptable to the Board and the timing of Board action to appoint such replacement or revise its Committee structure.  Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Annual Report filed on Form 20-F for its fiscal year ended June 30, 2014, as amended. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

August 11, 2015	By:	/s/ William Morro
William Morro Managing Director